Exhibit 3.1

RESTATED
CERTIFICATE OF INCORPORATION
OF
USA SYNTHETIC FUEL CORPORATION

1.           The name of this corporation is USA Synthetic Fuel Corporation.  USA Synthetic Fuel Corporation (“the corporation”) was originally incorporated as BigStar Entertainment, Inc., and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on March 2, 1998.

2.           This Restated Certificate of Incorporation has been duly adopted by the corporation’s Board of Directors, in accordance with Section 245 of the General Corporation Law of the State of Delaware, and only restates and integrates, and does not further amend the provisions of the corporation’s Certificate of Incorporation as theretofore amended or supplemented, and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

3.           The text of the Restated Certificate of Incorporation, as heretofore amended or supplemented is hereby restated to read in its entirety as follows:

ARTICLE I

The name of the corporation is USA Synthetic Fuel Corporation.

ARTICLE II

The address of the registered office of the corporation in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, DE 19904, County of Kent and the name of its registered agent at that address is National Registered Agents, Inc.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which companies may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of stock, which the corporation has authorized to issue is 310,000,000 shares, consisting of two classes:

300,000,000 shares of Common Stock, $0.0001 par value per share and;
10,000,000 shares of Preferred Stock, $0.0001 par value per share.

ARTICLE V

The Board of Directors of the corporation shall have the power to adopt, amend or repeal Bylaws of the corporation, but the stockholders may make additional Bylaws and may alter or repeal any Bylaw whether adopted by them or otherwise.

ARTICLE VI

Election of directors need not be by written ballot except and to the extent the Bylaws of the corporation shall so provide.

ARTICLE VII

To the fullest extent permitted by law, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.  Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

IN WITNESS WHEREOF, the corporation has caused this Restated Certificate of Incorporation to be signed as of the 7th day of June, 2010, by Lynne R. Graves, its Corporate Secretary, who hereby affirms or acknowledges, under penalty of perjury, that this Restated Certificate of Incorporation is the act and deed of the corporation and that the facts stated herein are true.

USA Synthetic Fuel Corporation

By:	/s/ Lynne R. Graves
Name:	Lynne R. Graves
Title:	Corporate Secretary